Exhibit 99.1

China Digital TV Holding Co., Ltd.

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of China Digital TV Holding Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), will be held on November 27, 2014, at 10:00 a.m., Beijing time, at the 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Republic of China, for the purposes of considering and, if thought fit, passing the following resolutions (with or without modification) as ordinary resolution:

ORDINARY RESOLUTIONS

1.	That Jianhua Zhu be re-elected as a Class I Director for a new three-year term.

2.	That Zengxiang Lu be re-elected as a Class I Director for a new three-year term.

Additional information regarding the matters to be acted on at the Meeting can be found in the accompanying proxy statement (the “Proxy Statement”).

All holders of record of the Company’s ordinary shares as of October 30, 2014, will be entitled to attend and vote at the Meeting.

This notice of the Meeting, the proxy card, the Proxy Statement and a copy of the Company’s Annual Report for the year ended December 31, 2013 are also available through the Company’s website at http://ir.chinadtv.cn. The Company will also provide a hard copy of the Company’s complete audited financial statements free of charge to the shareholders upon request. Our Annual Report does not constitute proxy soliciting material.

By Order of the Board of Directors,

/s/ Zengxiang Lu
Zengxiang Lu
Chairman and Chief Executive Officer
Beijing, China
November 7, 2014